July 3, 2019

Norbert G. Riedel
President and Chief Executive Officer
Aptinyx Inc.
909 Davis Street, Suite 600
Evanston, IL 60201

       Re: Aptinyx Inc.
           Registration Statement on Form S-3
           Filed July 1, 2019
           File No. 333-232488

Dear Dr. Riedel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance